Filed Pursuant to Rule 433

Registration No. 333-181223

Motorola Solutions, Inc.

Final Term Sheet

Issuer:	Motorola Solutions, Inc.

Title of Security:	3.500% Senior Notes due 2023

Ratings:	Moody’s:	Baa2 (Stable)
	S&P:	BBB (Stable)
	Fitch:	BBB (Stable)

Aggregate Principal Amount:	$600,000,000

Trade Date:	February 25, 2013

Maturity:	March 1, 2023

Coupon:	3.500% per year

Issue Price:	98.827% of principal amount

Yield to Maturity:	3.641%

Spread to Benchmark Treasury:	T + 175 basis points

Benchmark Treasury:	2% due February 15, 2023

Benchmark Treasury Price and Yield:	100–31+; 1.891%

Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1, commencing September 1, 2013

Make-Whole Call:	At any time at the greater of a price of 100% or at a discount rate of Treasury plus 30 basis points

Settlement Date:	February 28, 2013 (T+3)

Day Count Convention:	30/360

CUSIP:	620076BC2

ISIN:	US620076BC25

Joint Bookrunning Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-

831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.